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                                                                      EXHIBIT 24

                THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

                                      OF

                                 MAXSERV, INC.
                             15303 DALLAS PARKWAY
                               SUITE 960, LB-63
                              DALLAS, TEXAS 75248

                                                                  March 3, 1997

Dear MaxServ, Inc. Shareholder:

  On March 2, 1997, MaxServ, Inc. entered into a merger agreement with Sears, Roebuck and Co. and one of its subsidiaries that provides for the acquisition of MaxServ by Sears. Under the terms of the merger agreement, the Sears subsidiary has amended its pending tender offer for all outstanding shares of MaxServ common stock not owned by Sears to increase the tender price from $7.00 to $7.75 per share. The amended tender offer also has been extended and now expires on March 14, 1997.

  THE SPECIAL COMMITTEE OF MAXSERV'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE AMENDED SEARS OFFER AND DETERMINED THAT THE TERMS OF THE AMENDED OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF MAXSERV'S MINORITY SHAREHOLDERS. ACCORDINGLY, THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT ALL MAXSERV'S SHAREHOLDERS ACCEPT THE AMENDED SEARS OFFER AND TENDER THEIR COMMON STOCK TO SEARS. THE MEMBERS OF THE SPECIAL COMMITTEE HAVE AGREED TO TENDER ALL OUTSTANDING SHARES OF COMMON STOCK OVER WHICH THEY HAVE DISPOSITIVE POWER, INCLUDING AN AGGREGATE OF 1,014,800 SHARES OWNED BY TWO INVESTMENT FUNDS.

  In arriving at its recommendation, the Special Committee gave careful consideration to a number of factors. These factors included, among other things, the oral opinion (which was later confirmed in writing) of Broadview Associates LLC, financial advisor to the Special Committee, that the cash consideration to be received by the minority shareholders of MaxServ pursuant to the amended Sears offer and the merger is fair to such shareholders from a financial point of view.

  Following the successful completion of the amended tender offer, the Sears subsidiary will be merged into MaxServ, and all shares not purchased in the tender offer will be converted into the right to receive $7.75 per share in cash without interest, unless the holders thereof properly exercise their appraisal rights under applicable Delaware law.

  Attached to this letter is a copy of the Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 that was filed today on behalf of MaxServ by the Special Committee. Also enclosed is the amended offer to purchase on behalf of the Sears subsidiary, together with the related tender materials. These documents set forth the terms and conditions of the amended Sears offer and other important information. I encourage you to read the enclosed materials carefully.

  The members of the Special Committee want to thank you for the support you have given MaxServ over the years. We also wish to thank the officers and the almost 3,000 employees of MaxServ, who we and Sears know are the true value of MaxServ and who are the principal reason that MaxServ has achieved the value represented by this transaction.

                                                                           LOGO
                                      Nathaniel P. Turner
                                      Chairman of the Special Committee of
                                      the Board of Directors of MaxServ, Inc.